UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Membership Collective Group Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

586001 109

(CUSIP Number)

David S. Thomas, Esq.

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

Phone: (212) 902-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 586001 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,651,792
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,651,792

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,651,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON (See Instructions) HC-CO
*

All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 61,029,730 shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Membership Collective Group Inc. (the “Issuer”), outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, dated October 3, 2021, filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 17, 2021 pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

CUSIP No. 586001 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goldman Sachs & Co. LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,651,792
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,651,792

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,651,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 586001 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) West Street Strategic Solutions Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,682,004
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,682,004

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,682,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 586001 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) West Street Strategic Solutions Fund I-(C), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 558,307
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 558,307

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 558,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 586001 109

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WSSS Investments W, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,994,784
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,994,784

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,994,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 586001 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WSSS Investments X, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 263,420
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 263,420

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 586001 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WSSS Investments I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 296,103
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 296,103

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,103
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 586001 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WSSS Investments U, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 316,507
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 316,507

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 316,507
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 586001 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Broad Street Principal Investments, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,140,310
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,140,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,140,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 586001 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) West Street CT Private Credit Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 275,184
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 275,184

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Membership Collective Group Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 180 Strand, London, WC2R 1EA, United Kingdom.

Item 2. Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following persons (collectively, the “Reporting Persons”):

1.	The Goldman Sachs Group, Inc., a Delaware corporation (“GS Group”);

2.	Goldman Sachs & Co. LLC, a New York limited liability company (“Goldman Sachs”);

3.	West Street Strategic Solutions Fund I, L.P., a Delaware limited partnership (“West Street Fund I”);

4.	West Street Strategic Solutions Fund I-(C), L.P., a Delaware limited partnership (“West Street Fund I-(C)”);

5.	WSSS Investments W, LLC, a Delaware limited liability company (“WSSS Fund W”);

6.	WSSS Investments X, LLC, a Delaware limited liability company (“WSSS Fund X”);

7.	WSSS Investments I, LLC, a Delaware limited liability company (“WSSS Fund I”);

8.	WSSS Investments U, LLC, a Delaware limited liability company (“WSSS Fund U”);

9.	Broad Street Principal Investments, L.L.C., a Delaware limited liability company (“BSPI”); and

10.

West Street CT Private Credit Partnership, L.P., a Delaware limited partnership (“West Street CT PCP,” and together with West Street Fund I, West Street Fund I-(C), WSSS Fund W, WSSS Fund X, WSSS Fund I and WSSS Fund U, the “GS Funds”).

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Exchange Act.

GS Group is a bank holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading global financial institution that delivers a broad range of financial services across investment banking, securities, investment management and consumer banking to a large and diversified client base that includes corporations, financial institutions, governments and individuals.

Goldman Sachs is an investment banking firm and a member of the New York Stock Exchange (the “NYSE”) and other national securities exchanges. Goldman Sachs is a direct subsidiary of GS Group.

BSPI was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component. Goldman Sachs is the manager of BSPI.

Each of the GS Funds was formed to make investments primarily in debt instruments and each may invest in debt instruments that have an equity component, equity instruments, real estate and real estate-related assets and instruments, as well other similar types of instruments. The GS Funds are investment vehicles managed by, or affiliates of, Goldman Sachs.

The principal address of each of the Reporting Persons is 200 West Street, New York, NY 10282-2198.

The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Asset Management Private Credit Investment Committee of Goldman Sachs, which is responsible for making all investment decisions for BSPI and each of the GS Funds are set forth in Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of BSPI are set forth in Schedule II-B hereto and are incorporated herein by reference.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 99.1.

During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I, Schedule II-A or Schedule II-B, hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

On March 31, 2021, BSPI and the GS Funds purchased an aggregate of 12,970,766 senior convertible preference shares (the “Senior Preference Shares”) issued by Soho House Holdings Limited, a wholly owned subsidiary of the Issuer, for an aggregate purchase price of $175 million.

On July 19, 2021, the closing date of the Issuer’s initial public offering of its Common Stock (the “IPO”), all of the Senior Preference Shares were automatically converted into Common Stock, as a result of which the Reporting Persons received an aggregate of 15,526,619 shares of Common Stock.

The funds used by BSPI to purchase the Senior Preference Shares were funded from working capital of BSPI. The funds used by each of the GS Funds to purchase the Senior Preference Shares were funded from capital contributions from their respective partners. In addition, in its capacity as a lead underwriter in connection with the IPO, Goldman Sachs purchased, and sold to the public, 2,977,690 shares of Common Stock at a discount.

All transactions disclosed in Schedule IV hereto were effected by Goldman Sachs & Co. LLC acting as a market maker in the Issuer’s Common Stock in the ordinary course of business.

None of the persons listed on Schedules I, II-A or II-B hereto contributed any funds or other consideration towards the acquisition of the Senior Preference Shares or the Common Stock except insofar as they may have partnership or member interests in any of the Reporting Persons and have made capital contributions to any of the Reporting Persons, as the case may be.

Item 4. Purpose of Transaction

The information set forth or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The GS Funds and BSPI have acquired the Common Stock reported herein for investment purposes, and such purchases have been made in the GS Funds’ and BSPI’s ordinary course of business.

The Reporting Persons may further sell, purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock of other securities of the Issuer at times, and in such manner, as they deem advisable to benefit from changes in the market prices of such Common Stock, changes in the Issuer’s operations, business strategy or prospects, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, or from the sale or merger of the Issuer. The Reporting Persons may also be entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer without affecting their beneficial ownership of shares of Common Stock. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Common Stock, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional shares of the Common Stock or dispose of all the shares of Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals.

Item 5. Interest in Securities of the Issuer

(a) – (b)

The following table sets forth, as of December 20, 2021, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of such date. The information below is based upon a total of 61,029,730 shares Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, dated October 3, 2021, filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 17, 2021 pursuant to Section 13 or 15(d) of the Exchange Act.

Reporting Person	Amount beneficially owned	Percent of Class	Sole power to vote or direct the vote	Shared power to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or direct the disposition
The Goldman Sachs Group, Inc.	15,651,792	25.6%	0	15,651,792	0	15,651,792
Goldman Sachs & Co. LLC	15,651,792	25.6%	0	15,651,792	0	15,651,792
Broad Street Principal Investments, L.L.C.	1,140,310	1.87%	0	1,140,310	0	1,140,310
West Street Strategic Solutions Fund I, L.P.	5,682,004	9.31%	0	5,682,004	0	5,682,004
West Street Strategic Solutions Fund I-(C), L.P.	558,307	0.91%	0	558,307	0	558,307
WSSS Investments W, LLC	6,994,784	11.46%	0	6,994,784	0	6,994,784
WSSS Investments X, LLC	263,420	0.43%	0	263,420	0	263,420
WSSS Investments I, LLC	296,103	0.49%	0	296,103	0	296,103
WSSS Investments U, LLC	316,507	0.52%	0	316,507	0	316,507
West Street CT Private Credit Partnership, L.P.	275,184	0.45%	0	275,184	0	275,184

In accordance with the SEC Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

On October 12, 2021, an affiliate of the Reporting Persons, Goldman Sachs International (“GSI”) transferred 2,016,878 shares of Common Stock from segregated accounts for prime brokerage clients to accounts controlled by GSI. As a result of this transfer, the Reporting Persons may be deemed to have increased their beneficial ownership of the Issuer’s Common Stock by more than two percent in a twelve-month period from the effective date of the Issuer’s Form 10 and, therefore, the Reporting Persons became obligated to file a Schedule 13D. Although Goldman Sachs does not have a pecuniary interest in these accounts, Goldman Sachs may have been deemed to indirectly beneficially own the shares of the Issuer’s Common Stock held in these accounts. As of December 20, 2021, there are no longer any shares of Common Stock held in these accounts that may be deemed beneficially owned by Goldman Sachs. Goldman Sachs may also be deemed to indirectly beneficially own 125,173 shares of Common Stock held by its Global Markets desk for market making purposes.

Each of the Reporting Persons (other than BSPI and the GS Funds, solely with respect to the shares of Common Stock that they directly hold) expressly disclaims beneficial ownership of the shares of Common Stock for purposes of Section 13(d) of the Act and the rules under Section 13(d) of the Act.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

(c) All transactions disclosed in Schedule IV hereto were effected by Goldman Sachs & Co. LLC acting as a market maker in the Issuer’s Common Stock in the ordinary course of business. Except as disclosed in Schedule IV, no transactions in the Common Stock were effected by any Reporting Person or, to the knowledge of the Reporting Persons, any of the persons listed in Schedule I, Schedule II-A or Schedule II-B, during the past 60 days.

(d) Except for clients of Goldman Sachs or another investment advisor subsidiary of GS Group who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in client accounts, no person, other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-Up Agreement in Connection with the IPO

In connection with the IPO certain Reporting Persons executed lock-up agreements with the IPO underwriters, dated July 6, 2021 (the “IPO Lock-up Agreement”), pursuant to which such Reporting Persons agreed that they will not (without the prior written consent of certain underwriters, subject to limited exceptions) directly or indirectly sell or dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock for a period of 180 days after the pricing date of the IPO.

Registration Rights Agreement

BSPI and certain other Reporting Persons (the “GS Registration Rights Holders”) are parties to a Third Amended and Restated Registration Rights Agreement, dated July 19, 2021 (the “Registration Rights Agreement”), with the Issuer and certain other stockholders of the Issuer. Subject to certain conditions, the Registration Rights Agreement provides the GS Registration Rights Holders and certain other stockholders with demand and piggyback registration rights in respect of any of the Issuer’s common stock beneficially owned by them. Except with respect to a second demand registration right of the GS Registration Rights Holders, the Issuer will be required to bear the registration expenses associated with any registration of shares pursuant to the Registration Rights Agreement. The GS Registration Rights Holders and other stockholders also agreed to enter into lock-up agreements for specified periods of time in connection with subsequent registered offerings of the Issuer in which they participate. The right of the GS Registration Rights Holders to initiate a demand registration terminates on the five-year anniversary date of the closing of the IPO, and the demand and piggyback registration rights of the GS Registration Rights Holders terminate on the seven-year anniversary date of the closing of the IPO. The Registration Rights Agreement includes also indemnification provisions.

Senior Secured Notes

On March 31, 2021, Soho House Bond Limited, a wholly-owned subsidiary of the Issuer, issued an aggregate of $441 million (equivalent) in senior secured notes (the “Initial Notes”) pursuant to a Notes Purchase Agreement, which were subscribed for by West Street Fund I, West Street Fund I-(C), WSSS Fund I, WSSS Fund U, West Street CT PCP and certain other Goldman Sachs affiliates. The Notes Purchase Agreement includes an option to issue, and a commitment on the part of the purchasers to subscribe for, further notes in one or several issuances on or prior to March 31, 2022 in an aggregate amount of up to $100 million (the “Additional Notes” and, together with the Initial Notes, the “Notes”). The Notes mature on March 31, 2027.

The foregoing summaries of the Registration Rights Agreement, the lock-up agreements, and the Senior Secured Notes are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements included as Exhibits 1 to Exhibit 3 hereto, which are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1	Lock-Up Agreement, dated as of July 6, 2021 (incorporated herein by reference to Exhibit 1.1, Annex I, to the amended Registration Statement on Form S-1/A of the Issuer filed on July 6, 2021).

2	Third Amended and Restated Registration Rights Agreement, dated as of July 19, 2021, among the Soho House Holdings Limited and the stockholders party thereto (incorporated herein by reference to Exhibit 3.5 to the Registration Statement on Form S-1 of the Issuer filed on June 21, 2021).

3	Notes Purchase Agreement, dated as of March 23, 2021, among Soho House & Co Limited, Soho House Bond Limited, the Soho House Bond Limited, the Original Guarantors listed in Schedule I, the Original Notes Purchasers listed in Schedule I thereto, Global Loan Agency Services Limited and GLAS Trust Corporation Limited (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form S-1 of the Issuer filed on June 21, 2021).

99.1	Joint Filing Agreement, dated as of December 22, 2021, by and among the Reporting Persons.

99.2	Power of Attorney, relating to each of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of December 22, 2021.

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

GOLDMAN SACHS & CO. LLC

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WEST STREET STRATEGIC SOLUTIONS FUND I, L.P.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WEST STREET STRATEGIC SOLUTIONS FUND I-(C), L.P.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WSSS INVESTMENTS W, LLC

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WSSS INVESTMENTS X, LLC

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WSSS INVESTMENTS I, LLC

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WSSS INVESTMENTS U, LLC

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WEST STREET CT PRIVATE CREDIT PARTNERSHIP, L.P.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, and Mark O. Winkelman, who is a citizen of the Netherlands. Philip R. Berlinski is also a citizen of Belgium and the United Kingdom, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

NAME	PRESENT PRINCIPAL OCCUPATION

David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.
Philip R. Berlinski	Global Treasurer of The Goldman Sachs Group, Inc.
M. Michele Burns	Former Chairman and Chief Executive Officer, Mercer LLC; Former Chief Financial Officer of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.
Drew G. Faust	Professor and Former President of Harvard University
Mark A. Flaherty	Former Vice Chairman, Wellington Management Company
Sheara J. Fredman	Chief Accounting Officer of The Goldman Sachs Group, Inc.
Kimberley D. Harris	Executive Vice President of Comcast Corporation; Executive Vice President and General Counsel of NBCUniversal
Ellen J. Kullman	President and Chief Executive Officer of Carbon, Inc.
Brian J. Lee	Chief Risk Officer of The Goldman Sachs Group, Inc.
Lakshmi N. Mittal	Executive Chairman of ArcelorMittal S.A.
Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners
Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.
John F.W. Rogers	Executive Vice President of The Goldman Sachs Group, Inc.
Kathryn H. Ruemmler	Executive Vice President, Chief Legal Officer and General Counsel of The Goldman Sachs Group, Inc.
Stephen M. Scherr	Chief Financial Officer of The Goldman Sachs Group, Inc.
Laurence Stein	Chief Administrative Officer of The Goldman Sachs Group, Inc.
Jan E. Tighe	Former Vice Admiral, United States Navy
Jessica R. Uhl	Chief Financial Officer of Royal Dutch Shell plc
David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.
John E. Waldron	President and Chief Operating Officer of The Goldman Sachs Group, Inc.
Mark O. Winkelman	Private Investor

SCHEDULE II-A

The name and principal occupation of each member of the Goldman Sachs Asset Management Private Credit Investment Committee, which exercises the authority of Goldman Sachs & Co. LLC in managing BSPI and each of the GS Funds.

The business address for each member listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of James Reynolds and Edward Forbes is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of David Gribble is Governor Phillip Tower, 1 Farrer Pl, Sydney NSW 2000, Australia. The business address of David Miller is 11605 Haynes Bridge Rd. Suite 695, Alpharetta, GA 30009.

All members listed below are United States citizens, except as follows: James Reynolds is a citizen of France; David Gribble is a citizen of New Zealand ; Edward Forbes is a citizen of the United Kingdom; Beat Cabiallavetta is a citizen of Switzerland; and Nicole Agnew and Gregory Olafson are citizens of Canada.

NAME	PRESENT PRINCIPAL OCCUPATION

Richard A. Friedman	Managing Director of Goldman Sachs & Co. LLC
Julian Salisbury	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Managing Director of Goldman Sachs & Co. LLC
Beat Cabiallavetta	Managing Director of Goldman Sachs & Co. LLC
Alex Chi	Managing Director of Goldman Sachs & Co. LLC
Thomas G. Connolly	Managing Director of Goldman Sachs & Co. LLC
Hristo D. Dimitrov	Managing Director of Goldman Sachs & Co. LLC
Edward Forbes	Vice President of Goldman Sachs International
Wendy J. Gorman	Managing Director of Goldman Sachs & Co. LLC
David Gribble	Managing Director of Goldman Sachs Australia Pty Ltd
Michael E. Koester	Managing Director of Goldman Sachs & Co. LLC
David Miller	Managing Director of Goldman Sachs & Co. LLC
Gregory Olafson	Managing Director of Goldman Sachs & Co. LLC
James Reynolds	Managing Director of Goldman Sachs International
Gaurav Seth	Managing Director of Goldman Sachs & Co. LLC
Harvey Shapiro	Managing Director of Goldman Sachs & Co. LLC
Maxine Sleeper	Managing Director of Goldman Sachs & Co. LLC

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of BSPI is set forth below.

The business address for all the executive officers listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of each of Joseph P. DiSabato, Mark Midle, Jason Kreuziger, and David Campbell is 555 California Street, San Francisco, CA 94104. The business address of each of Oksana Beard, David Bell, Justin Betzen, Katherine Bloom, Michael Dalton, Michael Watts, Christopher (Chance) Monroe, Kyle Kendall, James Huckaby, Christopher Nelson, Clayton Wilmer and Daniel Farrar is 2001 Ross Avenue, Suite 2800, Dallas, TX 75201. The business address of Johanna Volpi is 30 Hudson Street, Jersey City, NJ 07302. The business address of each of David Miller, Taylor Mefford and Gregory Watts is 11605 Haynes Bridge Rd. Suite 695, Alpharetta, GA 30009. The business address of Ryan Flanagan is 8105 Irvine Center Dr #560, Irvine, CA 92618.

All executive officers listed below are United States citizens, except as follows: Cedric Lucas is a citizen of France; Adrian M. Jones is a citizen of Ireland; Anthony Arnold is a citizen of the United Kingdom; Beat Cabiallavetta is a citizen of Switzerland; Harsh Nanda is a citizen of India, David Campbell is a citizen of Australia; Nicole Agnew, Gregory Olafson, Chris Kojima and Sebastien Gagnon are citizens of Canada.

NAME	POSITION	PRESENT PRINCIPAL OCCUPATION
Richard A. Friedman	President	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Vice President	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alex Chi	Vice President	Managing Director of Goldman Sachs & Co. LLC
Darren Cohen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Thomas G. Connolly	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joseph P. DiSabato	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jeffrey M. Fine	Vice President	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Vice President	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Vice President	Managing Director of Goldman Sachs & Co. LLC
Adrian M. Jones	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alan S. Kava	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Vice President	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Miller	Vice President	Managing Director of Goldman Sachs & Co. LLC
Hillel Moerman	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jo Natauri	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gregory Olafson	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kenneth Pontarelli	Vice President	Managing Director of Goldman Sachs & Co. LLC
Laurie E. Schmidt	Vice President & Treasurer	Managing Director of Goldman Sachs & Co. LLC
Leonard Seevers	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gaurav Seth	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael Ungari	Vice President	Managing Director of Goldman Sachs & Co. LLC
Vikas Agrawal	Vice President	Managing Director of Goldman Sachs & Co. LLC
Daniel Alger	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kirsten Anthony (Hagen)	Vice President	Managing Director of Goldman Sachs & Co. LLC
Patrick Armstrong	Vice President	Managing Director of Goldman Sachs & Co. LLC
Oksana Beard	Vice President	Managing Director of Goldman Sachs & Co. LLC
Lee Becker	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Bell	Vice President	Managing Director of Goldman Sachs & Co. LLC
Allison Beller	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jeffrey Bernstein	Vice President	Managing Director of Goldman Sachs & Co. LLC
Justin Betzen	Vice President	Managing Director of Goldman Sachs & Co. LLC

Katherine Bloom	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jeff Boyd	Vice President	Managing Director of Goldman Sachs & Co. LLC
Steven Budig	Vice President	Managing Director of Goldman Sachs & Co. LLC
Beat Cabiallavetta	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Campbell	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Castelblanco	Vice President	Managing Director of Goldman Sachs & Co. LLC
Omar Chaudhary	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alexander Cheek	Vice President	Managing Director of Goldman Sachs & Co. LLC
William Chen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael Dalton	Vice President	Managing Director of Goldman Sachs & Co. LLC
Dirk Degenaars	Vice President	Managing Director of Goldman Sachs & Co. LLC
Johanna Diaz	Vice President	Managing Director of Goldman Sachs & Co. LLC
Terence Doherty	Vice President	Managing Director of Goldman Sachs & Co. LLC
Ryan Flanagan	Vice President	Managing Director of Goldman Sachs & Co. LLC
Sebastien Gagnon	Vice President	Managing Director of Goldman Sachs & Co. LLC
Andrea Gift	Vice President	Managing Director of Goldman Sachs & Co. LLC
Philip Grovit	Vice President	Managing Director of Goldman Sachs & Co. LLC
Ashwin Gupta	Vice President	Managing Director of Goldman Sachs & Co. LLC
James Huckaby	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jonathan Hunt	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kyle Kendall	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher Kojima	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jason Kreuziger	Vice President	Managing Director of Goldman Sachs & Co. LLC
Lee Levy	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christina Sun Li	Vice President	Managing Director of Goldman Sachs & Co. LLC
Cedric Lucas	Vice President	Managing Director of Goldman Sachs & Co. LLC
Taylor Mefford	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mark Midle	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher Monroe	Vice President	Managing Director of Goldman Sachs & Co. LLC
Antoine Munfa	Vice President	Managing Director of Goldman Sachs & Co. LLC
Harsh Nanda	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher Nelson	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jeff Possick	Vice President	Managing Director of Goldman Sachs & Co. LLC
Andrew Rhee	Vice President	Managing Director of Goldman Sachs & Co. LLC
Brady Schuck	Vice President	Managing Director of Goldman Sachs & Co. LLC
Cleaver Sower	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gabriella Skirnick	Vice President	Managing Director of Goldman Sachs & Co. LLC
Holger Staude	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joseph Sumberg	Vice President	Managing Director of Goldman Sachs & Co. LLC
Peter Vermette	Vice President	Managing Director of Goldman Sachs & Co. LLC
Sherry Wang	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gregory Watts	Vice President	Managing Director of Goldman Sachs & Co. LLC
Letitia Webster	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mark Wetzel	Vice President	Managing Director of Goldman Sachs & Co. LLC
Andrew White	Vice President	Managing Director of Goldman Sachs & Co. LLC
Charles Cognata	Vice President	Managing Director of Goldman Sachs & Co. LLC
William Y. Eng	Vice President	Vice President of Goldman Sachs & Co. LLC
Scott Kilpatrick	Vice President	Vice President of Goldman Sachs & Co. LLC
Michael Watts	Vice President	Managing Director of Goldman Sachs & Co. LLC
Clayton Wilmer	Vice President	Vice President of Goldman Sachs & Co. LLC
Carey Ziegler	Vice President & Secretary	Vice President of Goldman Sachs & Co. LLC
David Thomas	Vice President, Assistant Secretary & Assistant General Counsel	Managing Director of Goldman Sachs & Co. LLC

Getty Chin	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Daniel Farrar	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Kirsten Frivold Imohiosen	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Larry Kleinman	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Harvey Shapiro	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Johanna Volpi	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC

SCHEDULE III

On October 22, 2020, The Goldman Sachs Group, Inc. (“GS Group”) entered into an order instituting cease and desist proceedings with the SEC, which alleged GS Group failed to reasonably maintain a sufficient system of internal accounting controls between 2012 and 2015 with respect to the process by which it reviewed and approved the commitment of firm capital in large, significant and complex transitions, such as the three bond offerings for 1Malaysia Development Berhad (“1MBD”), and that documentation prepared in connection with the 1MDB transactions did not accurately reflect certain aspects of the bond offerings, including the involvement of a third party intermediary in the offerings. GS Group agreed to pay a civil money penalty in the amount of $400,000,000 and disgorgement of $606,300,000.

SCHEDULE IV

All transactions disclosed in this Schedule IV were effected by Goldman Sachs & Co. LLC acting as a market maker in the Issuer’s Common Stock in the ordinary course of business. The transactions were for cash and effected in open market transactions on the NYSE.

TRADE DATE	BUY/SELL	QUANTITY	PRICE
10/22/2021	B	85	$12.1000
10/25/2021	S	101	$10.7550
10/25/2021	S	100	$10.7600
10/25/2021	S	59	$10.7600
10/25/2021	S	26	$10.7900
10/25/2021	S	55	$10.8200
10/25/2021	S	18	$10.8300
10/25/2021	S	50	$10.8300
10/25/2021	S	25	$10.8350
10/25/2021	S	25	$10.8350
10/25/2021	S	4	$10.8400
10/25/2021	S	3	$10.8400
10/25/2021	S	22	$10.8400
10/25/2021	S	25	$10.8400
10/25/2021	S	7	$10.8400
10/25/2021	S	23	$10.8600
10/25/2021	S	25	$10.8600
10/25/2021	S	22	$10.8850
10/25/2021	S	100	$10.9000
10/25/2021	S	100	$10.9000
10/25/2021	S	45	$10.9000
10/25/2021	S	30	$10.9000
10/25/2021	S	70	$10.9000
10/25/2021	S	60	$10.9100
10/25/2021	S	3	$11.2900
10/25/2021	S	3	$11.4800
10/25/2021	S	2	$11.4900
10/25/2021	S	10	$11.5000
10/25/2021	S	24	$11.5100
10/25/2021	S	20	$11.5100
10/25/2021	S	100	$11.5200
10/25/2021	S	20	$11.5450
10/25/2021	S	35	$11.5500
10/25/2021	S	36	$11.5600
10/25/2021	S	5	$11.5700
10/25/2021	S	3	$11.6000
10/25/2021	S	19	$11.6200
10/25/2021	S	53	$11.6200
10/25/2021	S	16	$11.6500
10/25/2021	S	15	$11.6650
10/25/2021	S	25	$11.6800
10/25/2021	S	4	$11.8500
10/26/2021	S	4	$10.9600
10/27/2021	S	4	$10.6300
10/28/2021	S	4	$10.3000

TRADE DATE	BUY/SELL	QUANTITY	PRICE
10/29/2021	S	4	$10.4800
11/1/2021	S	4	$10.4200
11/2/2021	S	4	$10.5300
11/3/2021	S	4	$10.4000
11/3/2021	B	100	$10.5400
11/3/2021	B	300	$10.5400
11/4/2021	S	4	$10.5500
11/5/2021	S	4	$10.4800
11/5/2021	B	100	$10.7600
11/5/2021	B	100	$10.7600
11/5/2021	S	84	$10.9000
11/5/2021	S	16	$10.9000
11/5/2021	S	100	$10.9500
11/8/2021	S	4	$11.3100
11/9/2021	S	4	$10.7000
11/10/2021	S	4	$10.9000
11/10/2021	S	40	$11.6800
11/11/2021	S	4	$11.5800
11/12/2021	S	4	$10.8800
11/12/2021	S	58	$11.0900
11/12/2021	S	29	$11.0900
11/12/2021	S	17	$11.0900
11/12/2021	S	66	$11.0900
11/12/2021	S	100	$11.1200
11/12/2021	S	109	$11.1300
11/12/2021	S	100	$11.1300
11/12/2021	S	61	$11.1300
11/12/2021	S	27	$11.1300
11/12/2021	S	5	$11.1300
11/12/2021	S	10	$11.1400
11/12/2021	S	54	$11.1400
11/12/2021	S	3	$11.1500
11/12/2021	S	30	$11.1500
11/12/2021	S	100	$11.1500
11/12/2021	B	32	$11.1600
11/12/2021	S	100	$11.1600
11/12/2021	S	100	$11.1600
11/12/2021	S	24	$11.1600
11/12/2021	S	10	$11.1600
11/12/2021	S	100	$11.1600
11/12/2021	S	4	$11.1600
11/12/2021	S	14	$11.1600
11/12/2021	S	12	$11.1600
11/12/2021	S	10	$11.1600
11/12/2021	S	82	$11.1600
11/12/2021	S	19	$11.1600
11/12/2021	S	100	$11.1600
11/12/2021	S	45	$11.1600
11/12/2021	S	38	$11.1600
11/12/2021	S	100	$11.1650

TRADE DATE	BUY/SELL	QUANTITY	PRICE
11/12/2021	S	60	$11.1700
11/12/2021	S	20	$11.1700
11/12/2021	S	59	$11.1700
11/12/2021	S	19	$11.1700
11/12/2021	S	8	$11.1700
11/12/2021	S	2	$11.1700
11/12/2021	S	1	$11.1700
11/12/2021	S	1	$11.1700
11/12/2021	S	1	$11.1700
11/12/2021	S	1	$11.1700
11/12/2021	S	1	$11.1700
11/12/2021	S	32	$11.1700
11/12/2021	S	68	$11.1700
11/12/2021	S	19	$11.1700
11/12/2021	S	50	$11.1700
11/12/2021	B	100	$11.1800
11/12/2021	S	100	$11.1800
11/12/2021	S	74	$11.1800
11/12/2021	S	19	$11.1800
11/12/2021	S	77	$11.1800
11/12/2021	S	15	$11.1800
11/12/2021	S	100	$11.1800
11/12/2021	S	22	$11.1800
11/12/2021	S	29	$11.1800
11/12/2021	S	17	$11.1800
11/12/2021	S	70	$11.1800
11/12/2021	S	66	$11.1800
11/12/2021	S	100	$11.1800
11/12/2021	S	26	$11.1800
11/12/2021	S	1	$11.1800
11/12/2021	S	19	$11.1800
11/12/2021	S	100	$11.1800
11/12/2021	S	33	$11.1800
11/12/2021	S	12	$11.1800
11/12/2021	S	46	$11.1800
11/12/2021	S	54	$11.1800
11/12/2021	S	46	$11.1800
11/12/2021	S	100	$11.1800
11/12/2021	S	87	$11.1800
11/12/2021	S	100	$11.1900
11/12/2021	B	100	$11.1950
11/12/2021	S	4	$11.2000
11/12/2021	S	96	$11.2000
11/12/2021	S	4	$11.2000
11/12/2021	S	11	$11.2050
11/12/2021	S	100	$11.2050
11/12/2021	S	11	$11.2050
11/12/2021	S	21	$11.2100
11/12/2021	S	66	$11.2100
11/12/2021	S	34	$11.2100

TRADE DATE	BUY/SELL	QUANTITY	PRICE
11/12/2021	S	28	$11.2100
11/12/2021	S	38	$11.2100
11/12/2021	S	32	$11.2100
11/12/2021	S	68	$11.2100
11/12/2021	S	22	$11.2100
11/12/2021	S	10	$11.2150
11/12/2021	S	8	$11.2150
11/12/2021	B	3	$11.2200
11/12/2021	S	83	$11.2200
11/12/2021	S	100	$11.2200
11/12/2021	S	66	$11.2200
11/12/2021	S	110	$11.2200
11/12/2021	S	100	$11.2200
11/12/2021	S	50	$11.2200
11/12/2021	S	75	$11.2200
11/12/2021	S	11	$11.2300
11/12/2021	S	50	$11.2300
11/12/2021	S	12	$11.2300
11/12/2021	S	22	$11.2400
11/12/2021	S	100	$11.2400
11/12/2021	S	10	$11.2450
11/12/2021	S	22	$11.2500
11/12/2021	S	65	$11.2600
11/12/2021	S	35	$11.2600
11/12/2021	S	65	$11.2600
11/12/2021	S	100	$11.2600
11/12/2021	S	100	$11.2600
11/12/2021	S	8	$11.2600
11/12/2021	S	22	$11.2700
11/12/2021	S	5	$11.2800
11/12/2021	S	18	$11.2900
11/12/2021	S	9	$11.2900
11/12/2021	S	60	$11.2900
11/12/2021	S	12	$11.2900
11/12/2021	S	8	$11.2900
11/12/2021	B	64	$11.2950
11/12/2021	B	13	$11.2950
11/12/2021	S	20	$11.2950
11/12/2021	S	39	$11.2950
11/12/2021	B	100	$11.3000
11/12/2021	B	108	$11.3000
11/12/2021	B	66	$11.3000
11/12/2021	B	34	$11.3000
11/12/2021	B	100	$11.3000
11/12/2021	B	100	$11.3000
11/12/2021	S	100	$11.3000
11/12/2021	S	40	$11.3000
11/12/2021	S	60	$11.3000
11/12/2021	S	59	$11.3000
11/12/2021	S	24	$11.3100

TRADE DATE	BUY/SELL	QUANTITY	PRICE
11/12/2021	S	66	$11.3100
11/12/2021	B	46	$11.3200
11/12/2021	B	46	$11.3200
11/12/2021	B	32	$11.3300
11/12/2021	B	66	$11.3300
11/12/2021	B	32	$11.3300
11/12/2021	S	81	$11.3300
11/12/2021	S	100	$11.3300
11/12/2021	B	42	$11.3400
11/12/2021	S	11	$11.3450
11/12/2021	S	81	$11.3700
11/12/2021	S	26	$11.3700
11/12/2021	S	100	$11.3700
11/12/2021	S	28	$11.3700
11/12/2021	S	100	$11.3700
11/12/2021	S	10	$11.3700
11/12/2021	S	3	$11.3800
11/12/2021	S	3	$11.3800
11/15/2021	B	12	$10.9100
11/15/2021	S	4	$11.0000
11/16/2021	S	4	$11.0700
11/16/2021	B	4	$11.8300
11/16/2021	B	10	$11.9200
11/16/2021	B	4	$11.9350
11/16/2021	S	50	$12.0000
11/16/2021	B	5	$12.0400
11/16/2021	B	250	$12.0700
11/17/2021	S	4	$11.6100
11/17/2021	B	100	$12.9050
11/17/2021	B	100	$12.9050
11/17/2021	B	700	$12.9050
11/17/2021	B	100	$12.9050
11/17/2021	B	100	$12.9050
11/17/2021	B	200	$12.9050
11/17/2021	B	200	$12.9100
11/17/2021	B	400	$12.9100
11/17/2021	B	200	$12.9100
11/17/2021	B	100	$12.9100
11/17/2021	B	400	$12.9100
11/17/2021	B	100	$12.9150
11/17/2021	B	100	$12.9200
11/17/2021	B	100	$12.9200
11/17/2021	B	100	$12.9200
11/17/2021	B	100	$12.9300
11/17/2021	B	200	$12.9300
11/17/2021	B	100	$12.9300
11/17/2021	B	100	$12.9350
11/17/2021	B	100	$12.9400
11/17/2021	B	100	$12.9400
11/17/2021	B	100	$12.9450

TRADE DATE	BUY/SELL	QUANTITY	PRICE
11/17/2021	B	200	$12.9450
11/17/2021	B	100	$12.9450
11/17/2021	B	100	$12.9550
11/17/2021	B	100	$12.9550
11/17/2021	B	100	$12.9550
11/17/2021	B	100	$12.9600
11/17/2021	B	100	$12.9600
11/17/2021	B	100	$12.9600
11/17/2021	B	100	$12.9600
11/17/2021	B	100	$12.9600
11/17/2021	B	100	$12.9600
11/17/2021	B	150	$12.9600
11/17/2021	B	100	$12.9600
11/17/2021	B	50	$12.9600
11/17/2021	B	100	$12.9600
11/17/2021	B	100	$12.9600
11/17/2021	B	100	$12.9600
11/17/2021	B	100	$12.9600
11/17/2021	B	60	$12.9600
11/17/2021	B	40	$12.9600
11/17/2021	B	100	$12.9600
11/17/2021	B	100	$12.9600
11/17/2021	B	100	$12.9600
11/17/2021	B	100	$12.9600
11/17/2021	B	100	$12.9650
11/17/2021	B	100	$12.9650
11/17/2021	B	100	$12.9650
11/17/2021	B	100	$12.9650
11/17/2021	B	100	$12.9650
11/17/2021	B	100	$12.9650
11/17/2021	B	100	$12.9650
11/17/2021	B	100	$12.9700
11/17/2021	B	100	$12.9700
11/17/2021	B	100	$12.9700
11/17/2021	B	100	$12.9700
11/17/2021	B	100	$12.9700
11/17/2021	B	100	$12.9700
11/17/2021	B	100	$12.9700
11/17/2021	B	100	$12.9700
11/17/2021	B	100	$12.9700
11/17/2021	B	100	$12.9700
11/17/2021	B	140	$12.9700
11/17/2021	B	100	$12.9700
11/17/2021	B	100	$12.9700
11/17/2021	B	200	$12.9700
11/17/2021	B	100	$12.9700
11/17/2021	B	200	$12.9700
11/17/2021	B	300	$12.9700
11/17/2021	B	100	$12.9700
11/17/2021	B	100	$12.9700

TRADE DATE	BUY/SELL	QUANTITY	PRICE
11/17/2021	B	100	$12.9700
11/17/2021	B	100	$12.9700
11/17/2021	B	100	$12.9700
11/17/2021	B	100	$12.9700
11/17/2021	B	100	$12.9700
11/17/2021	B	100	$12.9700
11/17/2021	B	100	$12.9700
11/17/2021	B	100	$12.9700
11/17/2021	B	967	$12.9900
11/17/2021	B	100	$12.9900
11/17/2021	B	100	$12.9900
11/17/2021	B	66	$12.9900
11/17/2021	B	60	$12.9900
11/17/2021	B	6	$12.9900
11/17/2021	B	200	$12.9900
11/17/2021	B	300	$12.9900
11/17/2021	B	200	$12.9900
11/17/2021	B	100	$12.9900
11/17/2021	B	7	$12.9900
11/17/2021	B	63	$12.9900
11/17/2021	B	6	$12.9900
11/17/2021	B	203	$12.9900
11/17/2021	B	300	$12.9900
11/17/2021	B	6	$12.9900
11/17/2021	B	6	$12.9900
11/17/2021	B	6	$12.9900
11/17/2021	B	6	$12.9900
11/17/2021	B	6	$12.9900
11/17/2021	B	6	$12.9900
11/17/2021	B	6	$12.9900
11/17/2021	B	1,066	$12.9900
11/17/2021	B	6	$12.9900
11/17/2021	B	6	$12.9900
11/17/2021	B	577	$12.9900
11/17/2021	B	200	$12.9900
11/17/2021	B	400	$12.9900
11/17/2021	B	6	$12.9900
11/17/2021	B	6	$12.9900
11/17/2021	B	6	$12.9900
11/17/2021	B	32	$12.9900
11/17/2021	B	5	$12.9900
11/17/2021	B	6	$12.9900
11/17/2021	B	6	$12.9900
11/17/2021	B	867	$12.9900
11/17/2021	B	600	$12.9900
11/17/2021	B	99	$12.9900
11/17/2021	B	100	$12.9900
11/17/2021	B	297	$12.9900
11/17/2021	B	200	$12.9900
11/17/2021	B	89	$12.9900

TRADE DATE	BUY/SELL	QUANTITY	PRICE
11/17/2021	B	400	$12.9900
11/17/2021	B	6	$12.9900
11/17/2021	B	6	$12.9900
11/17/2021	B	100	$12.9900
11/17/2021	B	200	$12.9900
11/17/2021	B	5	$12.9900
11/17/2021	B	10	$12.9900
11/17/2021	B	200	$12.9900
11/17/2021	B	1,739	$12.9900
11/17/2021	S	100	$12.9950
11/17/2021	S	100	$12.9950
11/17/2021	S	211	$13.0300
11/18/2021	B	82	$13.3600
11/18/2021	B	155	$13.5300
11/18/2021	B	45	$13.5300
11/18/2021	B	300	$13.5300
11/18/2021	S	100	$13.5600
11/19/2021	S	45	$12.7000
11/19/2021	S	9	$12.7000
11/19/2021	S	4	$12.7800
11/19/2021	S	11	$12.7900
11/19/2021	S	6	$12.7900
11/19/2021	S	7	$12.8000
11/19/2021	S	10	$12.8000
11/19/2021	S	14	$12.8000
11/19/2021	S	11	$12.8000
11/19/2021	S	16	$12.8000
11/19/2021	S	200	$12.8000
11/19/2021	S	87	$12.8100
11/19/2021	S	1	$12.8100
11/19/2021	S	16	$12.8100
11/19/2021	S	12	$12.8100
11/19/2021	S	100	$12.8100
11/19/2021	S	9	$12.8300
11/19/2021	S	100	$12.8300
11/19/2021	S	100	$12.8300
11/19/2021	S	100	$12.8400
11/19/2021	S	100	$12.8400
11/19/2021	S	7	$12.8400
11/19/2021	S	9	$12.8400
11/19/2021	S	6	$12.8400
11/19/2021	S	4	$12.8400
11/19/2021	S	31	$12.8400
11/19/2021	S	36	$12.8400
11/19/2021	S	40	$12.8500
11/19/2021	S	13	$12.8500
11/19/2021	S	13	$12.8500
11/19/2021	S	100	$12.8500
11/19/2021	S	100	$12.8500
11/19/2021	S	7	$12.8500

TRADE DATE	BUY/SELL	QUANTITY	PRICE
11/19/2021	S	13	$12.8500
11/19/2021	S	15	$12.8500
11/19/2021	S	5	$12.8500
11/19/2021	S	6	$12.8500
11/19/2021	S	78	$12.8500
11/19/2021	S	5	$12.8500
11/19/2021	S	5	$12.8500
11/19/2021	S	12	$12.8500
11/19/2021	S	11	$12.8500
11/19/2021	S	7	$12.8500
11/19/2021	S	3	$12.8500
11/19/2021	S	9	$12.8500
11/19/2021	S	3	$12.8500
11/19/2021	S	10	$12.8500
11/19/2021	S	2	$12.8500
11/19/2021	S	12	$12.8500
11/19/2021	S	10	$12.8500
11/19/2021	S	13	$12.8500
11/19/2021	S	7	$12.8500
11/19/2021	S	9	$12.8500
11/19/2021	S	13	$12.8500
11/19/2021	S	100	$12.8500
11/19/2021	S	53	$12.8500
11/19/2021	S	9	$12.8500
11/19/2021	S	10	$12.8500
11/19/2021	S	14	$12.8500
11/19/2021	S	8	$12.8500
11/19/2021	S	59	$12.8500
11/19/2021	S	11	$12.8500
11/19/2021	S	11	$12.8500
11/19/2021	S	14	$12.8500
11/19/2021	S	10	$12.8500
11/19/2021	S	6	$12.8500
11/19/2021	S	5	$12.8500
11/19/2021	S	7	$12.8500
11/19/2021	S	13	$12.8500
11/19/2021	S	8	$12.8500
11/19/2021	S	6	$12.8500
11/19/2021	S	8	$12.8500
11/19/2021	S	5	$12.8500
11/19/2021	S	12	$12.8500
11/19/2021	S	14	$12.8500
11/19/2021	S	6	$12.8500
11/19/2021	S	1	$12.8500
11/19/2021	S	18	$12.8500
11/19/2021	S	100	$12.8550
11/19/2021	S	26	$12.8600
11/19/2021	S	7	$12.8600
11/19/2021	S	12	$12.8600
11/19/2021	S	69	$12.8600

TRADE DATE	BUY/SELL	QUANTITY	PRICE
11/19/2021	S	14	$12.8600
11/19/2021	S	17	$12.8600
11/19/2021	S	12	$12.8600
11/19/2021	S	100	$12.8600
11/19/2021	S	35	$12.8600
11/19/2021	S	29	$12.8600
11/19/2021	S	51	$12.8600
11/19/2021	S	18	$12.8600
11/19/2021	S	62	$12.8700
11/19/2021	S	38	$12.8700
11/19/2021	S	56	$12.8700
11/19/2021	S	35	$12.8700
11/19/2021	S	8	$12.8700
11/19/2021	S	44	$12.8700
11/19/2021	S	81	$12.8700
11/19/2021	S	100	$12.8700
11/19/2021	S	8	$12.8800
11/19/2021	S	100	$12.8800
11/19/2021	S	8	$12.8800
11/19/2021	S	100	$12.8800
11/19/2021	S	100	$12.8800
11/19/2021	S	100	$12.8850
11/19/2021	S	100	$12.8850
11/19/2021	S	30	$12.8900
11/19/2021	S	100	$12.8900
11/19/2021	S	94	$12.8900
11/19/2021	S	81	$12.8900
11/19/2021	S	100	$12.8900
11/19/2021	S	100	$12.8900
11/19/2021	S	8	$12.8900
11/19/2021	S	1	$12.8900
11/19/2021	S	1	$12.8900
11/19/2021	S	100	$12.8900
11/19/2021	S	100	$12.8900
11/19/2021	S	50	$12.8900
11/19/2021	S	100	$12.8950
11/19/2021	S	100	$12.9000
11/19/2021	S	100	$12.9000
11/19/2021	S	100	$12.9200
11/19/2021	S	100	$12.9200
11/19/2021	S	100	$12.9250
11/19/2021	S	100	$12.9400
11/19/2021	S	62	$12.9400
11/19/2021	S	100	$12.9400
11/19/2021	S	24	$12.9400
11/19/2021	S	1	$12.9400
11/19/2021	S	10	$12.9400
11/19/2021	S	25	$12.9400
11/19/2021	S	5	$12.9400
11/19/2021	S	1	$12.9400

TRADE DATE	BUY/SELL	QUANTITY	PRICE
11/19/2021	S	1	$12.9400
11/19/2021	S	54	$12.9500
11/19/2021	S	62	$12.9500
11/19/2021	S	36	$12.9500
11/19/2021	S	64	$12.9500
11/19/2021	S	100	$12.9500
11/19/2021	S	1	$12.9500
11/19/2021	S	92	$12.9500
11/19/2021	S	54	$12.9600
11/19/2021	S	8	$12.9700
11/19/2021	S	100	$13.0050
11/19/2021	S	100	$13.0050
11/19/2021	S	100	$13.0300
11/19/2021	S	81	$13.2100
11/19/2021	S	1	$13.2600
11/19/2021	S	100	$13.2600
11/19/2021	S	34	$13.2600
11/19/2021	S	89	$13.4300
11/19/2021	S	100	$13.4500
11/19/2021	S	54	$13.4600
11/19/2021	S	45	$13.5000
11/19/2021	S	44	$13.5000
11/19/2021	S	4	$13.5100
11/19/2021	S	100	$13.6500
11/19/2021	B	7,300	$12.9361
11/22/2021	S	90	$12.6500
11/22/2021	S	70	$12.7100
11/22/2021	S	4	$12.7300
11/22/2021	S	100	$12.7500
11/22/2021	S	80	$12.7600
11/22/2021	S	60	$12.7600
11/22/2021	S	30	$12.7600
11/22/2021	S	80	$12.7600
11/22/2021	S	10	$12.7800
11/22/2021	S	50	$12.7800
11/22/2021	S	40	$12.7950
11/22/2021	S	50	$12.7950
11/22/2021	S	50	$12.8000
11/22/2021	S	10	$12.8100
11/22/2021	S	20	$12.8100
11/22/2021	S	10	$12.8200
11/22/2021	S	10	$12.8200
11/22/2021	S	40	$12.8200
11/22/2021	S	20	$12.8200
11/22/2021	S	80	$12.8200
11/22/2021	S	10	$12.8200
11/22/2021	S	5	$12.8300
11/22/2021	S	45	$12.8300
11/22/2021	S	40	$12.8400
11/22/2021	S	10	$12.8400

TRADE DATE	BUY/SELL	QUANTITY	PRICE
11/22/2021	S	10	$12.8500
11/22/2021	S	10	$12.8600
11/22/2021	S	10	$12.8600
11/22/2021	S	20	$12.8600
11/22/2021	S	10	$12.8700
11/22/2021	S	60	$12.8750
11/22/2021	S	20	$12.8850
11/22/2021	S	20	$12.8850
11/22/2021	S	10	$12.9100
11/22/2021	S	30	$12.9100
11/22/2021	S	10	$12.9100
11/22/2021	S	20	$12.9200
11/22/2021	S	20	$12.9200
11/22/2021	S	10	$12.9200
11/22/2021	S	50	$12.9200
11/22/2021	S	10	$12.9300
11/22/2021	S	10	$12.9300
11/22/2021	S	20	$12.9300
11/22/2021	S	60	$12.9300
11/22/2021	S	10	$12.9400
11/22/2021	S	10	$12.9400
11/22/2021	S	40	$12.9800
11/22/2021	S	50	$12.9800
11/22/2021	S	30	$12.9800
11/22/2021	S	30	$12.9900
11/22/2021	S	20	$13.0000
11/22/2021	S	40	$13.0000
11/22/2021	S	67	$13.0000
11/22/2021	S	23	$13.0000
11/22/2021	S	50	$13.0100
11/22/2021	S	80	$13.0200
11/22/2021	S	40	$13.0200
11/22/2021	S	90	$13.0200
11/22/2021	S	100	$13.0400
11/22/2021	S	100	$13.0600
11/22/2021	S	20	$13.0600
11/22/2021	S	20	$13.0700
11/22/2021	S	100	$13.0700
11/22/2021	S	10	$13.0800
11/22/2021	S	70	$13.0800
11/22/2021	S	100	$13.0850
11/22/2021	S	10	$13.0900
11/22/2021	S	10	$13.0900
11/22/2021	S	1	$13.0900
11/22/2021	S	20	$13.1150
11/22/2021	S	100	$13.1300
11/22/2021	S	50	$13.1300
11/22/2021	S	100	$13.1300
11/22/2021	S	80	$13.1300
11/22/2021	S	20	$13.1400

TRADE DATE	BUY/SELL	QUANTITY	PRICE
11/22/2021	B	35,000	$13.1500
11/22/2021	S	26	$13.1500
11/22/2021	S	10	$13.1500
11/22/2021	S	35,000	$13.1500
11/22/2021	S	10	$13.1600
11/22/2021	S	70	$13.1700
11/22/2021	S	73	$13.1700
11/22/2021	S	50	$13.1700
11/22/2021	S	30	$13.1800
11/22/2021	S	10	$13.1800
11/22/2021	S	50	$13.1800
11/22/2021	S	10	$13.1900
11/22/2021	S	190	$13.1900
11/22/2021	S	100	$13.2000
11/22/2021	S	110	$13.2000
11/22/2021	S	46	$13.2000
11/22/2021	S	14	$13.2000
11/22/2021	S	10	$13.2100
11/22/2021	S	30	$13.2200
11/22/2021	S	20	$13.2500
11/22/2021	S	20	$13.2550
11/22/2021	S	40	$13.2550
11/22/2021	S	10	$13.2650
11/22/2021	S	1	$13.2800
11/22/2021	S	1	$13.2800
11/22/2021	S	80	$13.2900
11/22/2021	B	7,200	$13.0250
11/22/2021	S	43,500	$13.1383
11/23/2021	S	100	$12.5000
11/23/2021	S	100	$12.5050
11/23/2021	S	100	$12.5400
11/23/2021	S	100	$12.5750
11/23/2021	S	100	$12.5750
11/23/2021	S	100	$12.6300
11/23/2021	S	100	$12.6350
11/23/2021	S	100	$12.6500
11/23/2021	S	100	$12.6500
11/23/2021	S	100	$12.6600
11/23/2021	S	100	$12.6650
11/23/2021	S	100	$12.7900
11/23/2021	S	100	$12.7900
11/23/2021	S	100	$12.8000
11/23/2021	S	100	$12.8750
11/23/2021	S	100	$12.9150
11/23/2021	S	100	$12.9150
11/23/2021	S	100	$12.9150
11/23/2021	S	100	$12.9200
11/23/2021	S	100	$12.9250
11/23/2021	S	28	$12.9300
11/23/2021	S	100	$12.9450

TRADE DATE	BUY/SELL	QUANTITY	PRICE
11/23/2021	S	100	$12.9550
11/23/2021	S	100	$12.9550
11/23/2021	S	100	$12.9700
11/23/2021	S	100	$12.9700
11/23/2021	S	100	$12.9750
11/23/2021	S	100	$12.9750
11/23/2021	S	100	$12.9800
11/23/2021	S	100	$12.9800
11/23/2021	S	100	$12.9850
11/23/2021	S	100	$12.9850
11/23/2021	S	100	$13.0000
11/23/2021	S	30	$13.0100
11/23/2021	S	10	$13.0100
11/23/2021	S	60	$13.0100
11/23/2021	S	4	$13.1000
11/23/2021	S	100	$13.1500
11/23/2021	B	7,200	$12.9121
11/23/2021	S	54,998	$12.9475